Cono Italiano, Inc.
10 Main Street
Keyport, NJ  07735

Via Edgar Private Correspondence Filing

May 3, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. H. Roger Schwall
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Cono Italiano, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-164324
Filed January 14, 2010

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated February 12, 2010 (the “Comment Letter”) addressing the Company’s Registration Statement on Form S-1.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

General

1.
The Company has taken note of the Commission’s comment and will file an amendment to the Company’s Form 8-K.  The Company filed a Form 10-Q for the fiscal quarter ended October 31, 2009 on March 30, 2010.

2.
The Company has taken note of the Commission’s comment and has conformed the Company’s Registration Statement accordingly.  The number of shares issued by the Company to shareholders for services is 50,000, which consists of 10,000 shares issued to Claude Pellerin in exchange for legal services previously rendered, and 40,000 shares issued to Temmco Inc., in exchange for website design and marketing services to be performed by Temmco Inc.

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 3, 2010

Risk Factors, page 3

3.
The Company has taken note of the Commission’s comment and has conformed the Company’s Registration Statement accordingly. The Company’s product is a cone can be marketed as an empty vessel and filled with fresh ingredients.  There are currently over 100 recipes that can be used in the cones.  However, should there be a lack of demand for cones in general, the Company will not receive revenues from other product lines.

“We Are a Small Company With a Limited Operating History….”, page 3

4.
The Company has taken note of the Commission’s comment and has conformed the Company’s Registration Statement to reflect that while we believe we will be able to meet our current needs for cash from revenues (as the Company is spending minimal cash, and is not required to pay its suppliers until after orders are placed and delivered), we may need additional capital to conduct business, grow and expand.

“We May be Exposed to Tax Audits….,” page 5

5.
The Company has taken note of the Commission’s comment and has conformed the Registration Statement.  At the present time, the Company is not in compliance with its obligation to file income tax returns, however, the Company intends to remediate this non-compliance in the immediate future.

“Securities Compliance May be Expensive and Time Consuming….,” page 5

6.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

“A Significant Percentage of our Common Stock….,” page 6

7.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

“The Failure of Pino Gelato, Inc. to Effectively Sell our Products…,” page 7

8.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

“You May Have Difficulty Selling Our Common Shares…,” page 7

9.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 3, 2010

“Absence of Equity Research Reports…,” page 9

10.	At the current time there are no analysts providing coverage of the Company’s securities. The Company has included this information in the Registration Statement.

Selling Stockholders, page 11

11.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

12.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

Business, page 16

Cono Italiano (Delaware), page 17

13.
At the present time, there are no contracts or contractual arrangements between Centerplate and the Company.  In May of 2007, Centerplate, a food service provider in North America, agreed to sell the “pizza cones” in a baseball stadium in New Jersey.  This product was supplied by Cono Italiano LLC, a New Jersey LLC, at the time of this arrangement.  The agreement with Centerplate has been cancelled.

14.
The Company has taken note of the Commission’s comment and has conformed the Registration Statement.  As an inducement to buy the distribution and franchise rights by Pino Gelato, Inc. the Company agreed to issue 375,000 shares of common stock to Pino Gelato.  Common stock amounting to 250,000 shares were issued to Pino Gelato, with the remaining 125,000 shares to be issued upon receipt of the final $25,000 cash payment from Pino Gelato.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

15.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement. In particular, we have included the following information in the Registration Statement:

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates.

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 3, 2010

Intangible Assets

Intangible assets consist of licensing rights. The Company applies an impairment evaluation whenever events or changes in business circumstances indicate that the carrying value of the intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The Company believes that the straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the Company.

Stock-Based Compensation

Stock-based compensation related to non-employees is recognized as compensation expense in the accompanying consolidated statements of operations and is based on the fair value of the services received or the fair value of the equity instruments issued, whichever is more readily determinable. The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments granted to Other Than Employees.” The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Security Ownership of Certain Beneficial Owners and Management, page 34

16.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

Financial Statements, page F-1

Note E-Licensing Rights, page F-12

17.
We evaluated our business activity in accordance with FASB ASC 915-15-2(b). FASB ASC 915-15-2(b) states, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a. Planned principal operations have not commenced.
b. Planned principal operations have commenced, but there has been no significant revenue therefrom.
Cono Italiano, Inc. has commenced operations and entered into significant contracts. Based on this activity, management has determined that although the revenue from these contracts is not yet earned, it has a significant source of revenue and has left the development stage pursuant to the criteria in b. above.

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 3, 2010

Note I- Income Tax Compliance, page F-13

18.
Cono Italiano, Inc. assessed its tax position not to file a tax return in accordance with FASB ASC 740-10.  The entity assessed the book to tax differences and has a cumulative NOL carryforward and would not incur any tax liabilities.  Although the company has not filed tax returns, the existence of NOLs would not result in any tax.  The entity’s decision not to file is disclosed in Note I to the financial statements.

Pro Forma Balance Sheets, page F-33

19.
In accordance with Regulation S-X Rule 8-08, we have updated our filing to include the audited financial statements for the year ended December 31, 2009.  Since the recapitalization has been reflected in these audited statements, pro forma information is no longer needed.

Pro Forma Statement of Operations, page F-34

20.
In accordance with Regulation S-X Rule 8-08, we have updated our filing to include the audited financial statements for the year ended December 31, 2009.  Since the recapitalization has been reflected in these audited statements, pro forma information is no longer needed.

21.
These prepaid expenses related to the Lara Mac Management Services Agreement.  Lara Mac agreed to the termination of the management services agreement as part of the reorganization. In accordance with Regulation S-X Rule 8-08, we have updated our filing to include the audited financial statements for the year ended December 31, 2009.  Since the recapitalization has been reflected in these audited statements, pro forma information is no longer needed.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 3, 2010

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Mitchell Brown
Mitchell Brown
Chief Executive Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP